NDS Group plc One Heathrow Boulevard 286 Bath Road West Drayton Middlesex UB7 0DQ United Kingdom

February 21, 2006

VIA EDGAR AND FACSIMILE TO 001 202 772 9210
Stephen G. Krikorian
Branch Chief - Accounting
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: NDS Group plc
Form 10-K for Fiscal Year Ended June 30, 2005
File No. 0-30364

Dear Mr. Krikorian:

In connection with responding to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended June 30, 2005 of NDS Group plc (the “Company”), the Company hereby acknowledges:

(1)	The adequacy and accuracy of the disclosure in the filings is the responsibility of the Company.

(2)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

(3)	Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact me at 011-44-208-476-8068.

Very truly yours,

NDS Group plc

/s/ Alexander Gersh
By: Name: Alexander Gersh Title: Chief Financial Officer

Y:\SEC Comments\Acknowledgement letter 21Feb06.doc Printed at 9:01:00 AM on 21 February 2006	Registered Office: One Heathrow Boulevard, 286 Bath Road West Drayton, Middlesex UB7 0DQ Registered No: 1950497 England